

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2015

Via Email
Alex Minicucci
Chief Executive Officer
SpendSmart Networks, Inc.
805 AeroVista Pl, Suite 205,
San Luis Obispo, California 93401

> **Re: SpendSmart Networks, Inc.**
> **Schedule TO-I**
> **Filed December 4, 2015**
> **File No. 005-59515**

Dear Mr. Minicucci:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(B) - Offer to Amend and Exercise

General

1. Please include all required financial information as specified in Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A. In this regard, it does not appear that Item 1010(a)(3) has been included. Please revise or advise.

Conditions to the Offer to Amend and Exercise, page 25

2. We note your statement that the company "will not accept any Election to Participate and Exercise Warrant from or on behalf of, any Original Warrant holders if the Company determines that a valid securities exemption is not available under the Securities Act." This statement suggests that the offer is limited to holders of Original Warrants who are accredited investors. However, it is possible that the current holders of Original Warrants

may not consist entirely of accredited investors. Please revise the offer document and accompanying transmittal materials to clarify that the offer is not limited to accredited investors or advise.

3. See our last comment above. We note that a condition to the offer is the completion of the Accredited Investor Questionnaire by the holders of Original Warrants. Please provide an analysis as to how limiting the offer to persons who are accredited investors complies with Exchange Act Rule 13e-4(f)(8)(i), which requires that the offer be open to all security holders.

4. Assuming the offer is open to all holders as required by Rule 13e-4(f)(8)(i), please advise us of the exemption from registration upon which you are relying in issuing the new securities and indicate how you intend to comply with the provisions of any such exemption.

5. We note your disclosure that "We are not making this Offer to Amend and Exercise to, nor will we accept any Election to Participate and Exercise Warrant from or on behalf of, Original Warrant holders in any jurisdiction in which the Offer to Amend and Exercise or the exercise of the Amended Warrants would not be in compliance with the laws of such jurisdiction." Please explain to us how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the company is attempting to rely on Exchange Act Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3263 with any other questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions